

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 2, 2009

Michael M. Halloran
Vice President and Chief Financial Officer
Sonic Innovations, Inc.
2795 East Cottonwood Parkway, Suite 660
Salt Lake City, UT 84121-7036

> **Re: Sonic Innovations, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 0-30335**

Dear Mr. Halloran:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief